Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: May 3, 2013

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of Office Depot, Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. Office Depot and OfficeMax plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.

13082 Quarterly Town Hall Focuses on Progress

NARRATOR VOICEOVER: Office Depot used its quarterly Town Hall to update associates on its plans for 2013, and progress made since announcing the merger with OfficeMax—including what the company will do once an initial prospectus is approved by the Securities & Exchange Commission.

Neil Austrian, Chairman & CEO

We would then mail that prospectus proxy to all of our shareholders. (CUT TO) assuming that stays on track, we would then have a shareholder special meeting (CUT TO) to vote on the merger. OfficeMax would do the same thing.

NARRATOR VOICEOVER: If approved by shareholders, it’s estimated the Federal Trade Commission will decide on the merger by the end of the year. In the meantime, both companies have named executives to lead the integration process.

Mike Newman, EVP & Chief Financial Officer

Bruce Besanko is my counterpart on the OfficeMax side—terrific guy. Thinks like we do. Aggressive guy. He has the right mindset to do this.

NARRATOR VOICEOVER: And when it’s done, there will be a lot for Office Depot to gain—not only in the US, but Internationally—with OfficeMax having operations in Australia & New Zealand.

Steve Schmidt, President, International

They’re a very, very strong player there. They also own a distribution company. They also have a very strong business in Canada, which is a market that we don’t have operations.

NARRATOR VOICEOVER: Meaning more opportunity for associates Office Depot wants to know better. Human Resources used this Town Hall to remind associates to complete a My Profile online questionnaire.

Michael Allison, EVP, Human Resources

Like any company, we have typically 10 to 15% turnover. And its really important to us to give opportunities to people within our company.

NARRATOR VOICEOVER: A company that regularly gives opportunities to others through the Office Depot Foundation—releasing it’s annual report connecting the dots between contributions and care.

Mary Wong, President, The Office Depot Foundation

39:58 By connecting the dots between Office Depot, the Office Depot Foundation, the non-profits that we work with, the schools and the agencies around the world, the Foundation helps children succeed in school and dream about their futures.

NARRATOR VOICEOVER: A future that’s in retail today—with the unveiling of a new handheld device connecting associates to online content—and allowing in-aisle checkout.

Juan Guerrero, SVP, North American Retail

So we feel very, very good about these handhelds being put in our associates hands. (CUT TO) They have access to the data. And we see great things coming from this.

NARRATOR VOICEOVER: Just as Office Depot sees great things happening throughout its business—as it continues to execute on its strategy.

Neil: So we need to have most of the people here committed to going forward as if the merger doesn’t happen. Which means we need to focus on the 2013 business plan to make sure that we hit the plan and if we’re fortunate enough the merger does happen, we’ll come into the merger in much better shape.